NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 18, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 07, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Reorganization between Insight Select Income Fund and the acquiring fund, KKR Income Opportunities Fund, became effective on February 7, 2025. Each share of Common Stock of Insight Select Income Fund was converted into an amount of cash equal to 98% of the NAV per share of the Acquired Fund common stock, subject to adjustment and proration or a number of Common Shares of KKR Income Opportunities Fund, equal to 100% of the net asset value of their shares of the Acquired Fund. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 03, 2025.